Exhibit 99.10

26 June 2023

Selina Hospitality PLC

and

Daniel Rudasevski

DEED OF INDEMNITY

THIS DEED OF INDEMNITY (this “Deed”) is made this 26 of June 2023.

BETWEEN:

(1)	Selina Hospitality PLC, being a company incorporated in England and Wales with registered number 13931732 and whose registered office is at 27 Old Gloucester Street, London, WC1N 3AX, United Kingdom (the “Company”); and

(2)	Daniel Rudasevski, residing in Tel Aviv, Israel (the “Director”),

each a “Party” and together the “Parties”.

BACKGROUND

A.	The Director is a director of the Company.

B.	The Company’s Articles of Association contemplate that the Company may insure and indemnify the Company’s directors in relation to certain specific liabilities incurred by them in the performance of their duties as directors of the Company.

C.	Accordingly, by resolution of the Board on 11 June 2023, the Company has agreed to enter into this deed of indemnity with the Director.

NOW THIS DEED WITNESSES AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Deed each of the following words and expressions shall have the following meanings unless expressly stated otherwise:

“Applicable Law” means any relevant legal or regulatory restriction which in any way limits or defines the scope of an indemnity or funding obligation which may be given by the Company in respect of the matters contained in this Deed;

“Application for Relief” means an application made by the Director to the court under section 661(3), section 661(4) or section 1157 of the Companies Act;

“Board” means the board of directors of the Company from time to time;

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London;

“Claim” has the meaning set out in sub-clause 3.1;

“Companies Act” means the Companies Act 2006 as amended from time to time;

“D&O Insurance” has the meaning given in sub-clause 2.1;

“Final” in relation to any conviction, judgment or refusal of relief, has the meaning given in section 234(5) of the Companies Act;

“Funding Obligation” has the meaning set out in sub-clause 3.3;

“Group Company” means a parent undertaking or subsidiary undertaking of the Company, or any subsidiary undertaking of any parent undertaking of the Company (and parent undertaking and subsidiary undertaking shall have the meanings given in section 1162 of the Companies Act); and

“Liability” has the meaning set out in sub-clause 3.1.

1.2	In this Deed (unless the context requires otherwise):

1.2.1	a reference to a clause shall be a reference to a clause of, or to, this Deed;

1.2.2	the contents page and headings are for convenience only and shall not affect the interpretation of this Deed;

1.2.3	a reference to this Deed includes this Deed as amended or supplemented in accordance with its terms;

1.2.4	words in the singular shall include the plural and vice versa and a reference to one gender includes other genders;

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1.2.5	a reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment statutory provision or subordinate legislation as from time to time amended, modified, incorporated or reproduced and to any enactment, statutory provision or subordinate legislation that from time to time (with or without modifications) re-enacts, replaces, consolidates, incorporates or reproduces it; and

1.2.6	any reference to an English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include a reference to that which most nearly approximates to the English legal term in that jurisdiction.

2.	D&O INSURANCE

2.1	The Company shall purchase and maintain directors’ and officers’ liability insurance (“D&O Insurance”) to insure the Director in respect of the Director’s appointment as a director of the Company and any Group Company during the period of the Director’s appointment, which insurance shall be obtained on such terms as the Board may approve from time to time.

2.2	The Company shall not be in breach of its obligations under this clause 2 where its inability to purchase and maintain D&O Insurance to insure the Director is primarily attributable to:

2.2.1	a failure by the Director to comply with the Director’s obligations to the insurer(s), or any failure to meet or comply with a condition of the coverage of the D&O Insurance is primarily attributable to acts or omissions of the Director;

2.2.2	a limitation imposed by law (including without limitation section 232 of the Act); or

2.2.3	a limitation imposed by its Articles of Association.

2.3	The Company shall ensure that, on request, the Director is provided with a copy, or summary of the terms, of the Company’s current D&O Insurance policy, to the extent it relates to the Director.

2.4	Nothing in this Deed modifies or limits any obligation of the Director under the terms of any applicable D&O Insurance maintained by the Company from time to time, or any obligation that the Director might have to assist the Company in complying with any obligations it may have under the D&O Insurance. The Director shall not take, or fail to take, any action that is reasonably likely to prejudice the ability of the Company to recover under the terms of the D&O Insurance, provided that nothing in this clause 2.4 shall preclude, or be deemed to preclude, a Director from enforcing her rights under this Deed or otherwise affect any right to which the Director may be entitled under this Deed.

3.	INDEMNITY AND FUNDING

3.1	The Company agrees to indemnify and hold harmless the Director, to the fullest extent permitted by English law, in respect of:

3.1.1	all charges, losses, liabilities and damages, including, without limitation, judgments, fines, taxes, penalties, and amounts paid in settlement; and

3.1.2	all reasonable costs and expenses (including attorneys’ fees), including all costs and expenses referred to in sub-clause 3.3,

(each a “Liability”) incurred or suffered by the Director in connection with any investigation, demand, claim, suit, action or proceeding, whether civil, criminal, administrative, investigative, legislative or any other type whatsoever (a “Proceeding”), brought or threatened against:

(A)	the Director; or

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(B)	any other person or entity (but only in respect of participation therein by the Director that is required by a judicial, governmental, regulatory or other similar body), in any jurisdiction, whether for negligence, default, breach of duty, breach of trust, breach of the securities laws of any jurisdiction or otherwise, or relating to any Application for Relief, in each case (i) in respect of or involving the Director’s acts or omissions whilst in the course of acting or purporting to act as a director of the Company and/or of any Group Company or (ii) which otherwise arises by reason of the fact that the Director is or was a director of the Company and/or of any Group Company (a “Claim”), including for the avoidance of doubt Liabilities incurred or suffered by the Director in enforcing his or her rights under this Deed. Notwithstanding any other provision of this Deed, to the extent that the Director, by reason of the fact that the Director is or was a director of the Company and/or of any Group Company, (i) is a witness in any Proceeding to which the Director is not a party and is not threatened to be made a party or (ii) receives a subpoena with respect to any Proceeding to which the Director is not a party and is not threatened to be made a party, the Company shall indemnify the Director in respect of all costs and expenses (including attorneys’ fees) actually and reasonably incurred by the Director in connection therewith.

3.2	References in clause 3.1 to acts or omissions are to acts or omissions made or omitted to be made before, on or after the date of this Deed, provided that:

3.2.1	if a company ceases to be a Group Company after the date of this Deed, the Company shall only be liable to indemnify the Director in respect of Liabilities in relation to that company that were incurred before the date on which that company ceased to be a Group Company; and

3.2.2	the Director, as a director of any company which becomes a Group Company after the date of this Deed, shall be indemnified only in respect of Liabilities incurred after the date on which that company became a Group Company.

3.3	Without prejudice to the generality of sub-clause 3.1, the Company shall, within 21 days of notice in writing from the Director of the amount required together with such evidence as the Company may reasonably require (i) of the costs having been or to be properly incurred and (ii) that they fall within the scope of the indemnity in sub-clause 3.1, provide the Director with funds to meet reasonable costs and expenditures incurred or to be incurred by the Director in such participation in or defending (or in the case of an Application for Relief, making) any Claim (the “Funding Obligation”). Any funds provided under this clause 3.3 shall:

3.3.1	be requested from the Company in writing by the Director;

3.3.2	not be subject to accrual of interest on any amount of the funds; and

3.3.3	not be subject to repayment of any amount of the funds by the Director except as stated in sub-clause 4.1.5.

3.4	The indemnity in this clause 3 is enduring and, subject to clause 9.11, continues for the benefit of the Director notwithstanding that the Director may cease to be a director, officer or employee of the Company or any Group Company (as the case may be) and applies, for the avoidance of doubt, in respect of the Director’s acts or omissions whilst in the course of acting or purporting to act as a director of the Company and/or of any Group Company both before and after the execution of this Deed, but subject to sub-clauses 3.2.1 and 3.2.2.

3.5	The Director acknowledges that whilst this Deed remains in effect it will be disclosed by the Company in the directors’ report section of its annual report and accounts and that a copy will be available for inspection and copying at the Company’s registered office or other appropriate place, in each case as required by sections 236 to 238 of the Companies Act.

4.	EXCLUSIONS AND LIMITATIONS

4.1	Clause 3 is subject always to the following exclusions and limitations:

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4.1.1	it will not apply to any Claim or Liability to the extent compliance with such clause would be prohibited by the Companies Act in respect of such Claim or Liability;

4.1.2	it will not apply to the extent that any recovery is made by the Director under any policy of insurance or from any other party in respect of the same Liability, and after taking into account any reduction in the amount received by the Director in reasonable costs of recovery paid by his or her or tax, provided that the Director is not required to seek recovery from any other source in preference to his or her rights under this Deed;

4.1.3	it will not apply to any Liability of the Director to the Company or any Group Company Finally determined to attach to such Director in connection with any negligence, default, breach of duty or breach of trust in relation to such company;

4.1.4	it will not apply to any fines imposed on the Director in criminal proceedings or sums payable by the Director to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (howsoever arising);

4.1.5	the Director will not be entitled to be indemnified under clause 3 and shall repay to the Company any amount paid by the Company under the Funding Obligation or otherwise under this Deed (including for the avoidance of doubt amounts lent under clause 4.2) in respect of legal or other expenses or any other Liability incurred by the Director in defending, or in connection with, the Claim (including for the avoidance of doubt, any amount paid pursuant to sub-clause 7.2) to the extent it is:

(A)	in respect of any Claim brought by the Company or any Group Company against the Director in connection with any negligence, default, breach of duty or breach of trust in relation to such company, if and only to the extent that Final judgment is given against the Director in relation to that Claim;

(B)	in respect of any Claim which the Board reasonably determines as arising out of the Director’s fraud or dishonesty or wilful default or recklessness (the “Misconduct”), save that if a court, tribunal or regulatory authority thereafter determines that the relevant Liability or Claim did not arise out of the Director’s Misconduct, the Company shall, subject to the provisions of clause 3.3, pay such amount to the Director (without interest) within 21 days of the later of receipt of the evidence referred to in that clause and the date of the court, tribunal or authority’s determination). For the avoidance of doubt, if the Director challenges the determination by the Board by initiating proceedings against the Company within 28 days after its determination, the Company shall continue performing the Funding Obligation pending the determination by the court, tribunal or regulatory authority;

(C)	in respect of any fines imposed in criminal proceedings brought against the Director, in the event that the Director is convicted; or

(D)	in respect of any Application for Relief brought by the Director, in the event that the court refuses to grant the relief applied for.

The foregoing shall not affect the Funding Obligation in respect of any Claim until the date (the “Relevant Determination Date”) on which the relevant judgment, conviction or refusal becomes Final or, in the case of paragraph (B):

(1)	the date on which the Board determination is made, unless challenged or appealed within the period referred to in paragraph (B); and

(2)	if challenged or appealed within that period, the date that the challenge or appeal is determined by the court, tribunal or regulatory authority,

and the Director shall repay any Funding Obligation amount required to be repaid under clause 4.1.5 within 30 days of the Relevant Determination Date.

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4.1.6	it will not apply to any Claim against the Director arising from any circumstances that entitle the relevant Group Company to summarily dismiss the Director from office in accordance with the laws and regulations of the United Kingdom (a “Lawful Summary Termination”); and

4.1.7	it will not apply to any taxes or national insurance contributions payable by the Director in connection with remuneration or other payments or benefits received from the Company or any Group Company.

4.2	When under Applicable Law it would not be possible to indemnify the Director against costs and expenses otherwise indemnifiable under this Deed until such time as the Director has been acquitted or judgment has been given in his or her favour or the court has exercised its discretion to grant relief to the Director, the Company shall (after taking into account any loans provided pursuant to the following two sentences) indemnify the Director only following the occurrence of any such event. In the interim, the Company shall extend a loan in the relevant amount at the Director’s request so as to enable him or her to timely meet such costs and expenses, to the extent not prohibited to do so under Applicable Law and, to the extent that any such loan amount has been advanced in respect of Liabilities that subsequently become indemnifiable in accordance with Applicable Law, including upon acquittal of the Director, the Company shall treat such loan amounts as costs and expenses indemnifiable under this Deed and the loan shall accordingly be deemed repaid and discharged in full.

5.	NOTIFICATIONS AND CO-OPERATION

5.1	Without prejudice to clause 3, the Director shall (unless, and to the extent, waived by the Company at its sole discretion):

5.1.1	give notice to the Company as soon as reasonably practicable after becoming aware of any Claim;

5.1.2	as soon as reasonably practicable after a request from the Company provide the Company with written details of the Liability incurred by him or her, providing such level of detail, and evidence, of the Liability as is at such time known to the Director and may reasonably be requested by the Company;

5.1.3	take all reasonable steps and carry out all actions reasonably requested by the Company in writing, as required to recover under any applicable policy of insurance and, if applicable, assist the Company in taking all steps and carrying out all actions reasonably required to obtain such recovery;

5.1.4	except where the Claim is brought by the Company or a Group Company:

(A)	except as required by law, not make any admission of liability, agreement or compromise with any person in relation to any claim without the prior written consent of the Company, such consent not to be unreasonably withheld, delayed or conditioned; and

(B)	forward a copy of every letter, claim or other document reasonably relevant to such a Claim or Liability to the Company as soon as reasonably practicable after receipt; and

5.1.5	except where the Claim is brought by the Company or a Group Company and subject to applicable law and regulation, give full co-operation and provide such information as the Company may reasonably request, and do everything that the Company may reasonably request to enable the Company to resist or defend the Claim, to exercise its rights under sub-clause 6.1 or to be subrogated to the extent of any payment under this Deed.

5.2	Without affecting its liability to the Company hereunder, the Director’s failure to comply with sub-clause 5.1 does not affect the Director’s entitlement to the indemnity, unless it adversely affects the Company or any Group Company.

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6.	CONDUCT OF CLAIMS

6.1	Except where the Claim is brought by the Company or a Group Company, the Company or the Group Company (as the case may be) will be entitled to take over and conduct in the Director’s name the defence or settlement of any Claim or to prosecute in his or her name for its own benefit any proceedings relating to a Claim, provided the Company or other Group Company (as applicable) may not require the Director to make any contribution to, or admit liability in, such settlement.

6.2	Except where the Claim is brought by the Company or a Group Company, if the Company or Group Company (as the case may be) exercises its rights under sub-clause 6.1, the Company or Group Company (as applicable) shall:

6.2.1	consult with the Director in relation to the conduct of the Claim or proceedings on aspects of the Claim or proceedings materially relevant to the Director and keep the Director reasonably informed of material developments in the Claim or proceedings, provided that the Company or Group Company (as applicable) shall be under no obligation to provide any information the provision of which is reasonably likely to adversely affect the Company’s or Group Company’s (as applicable) ability to claim in respect of the relevant loss under any applicable policy of insurance;

6.2.2	take into account the Director’s reasonable requests related to the Claim or proceedings (including any settlement) on issues which are reasonably likely to result in material damage to the Director’s reputation; and

6.2.3	have full discretion in the conduct or settlement of any Claim or proceedings relating to such Claim provided the Company or Group Company (as applicable) may not require the Director to make any contribution to, or admit liability in, such settlement.

7.	PAYMENTS

7.1	The Company shall, in the event that a payment is made to the Director under this Deed in respect of a particular Liability, be entitled to recover from the Director an amount equal to any payment received by the Director under any policy of insurance or from any other third party source to the extent that such payment relates to the Liability, or if the payment received by the Director is greater than the payment made under this Deed, a sum equal to the payment made under this Deed. The Director shall notify the Company promptly upon receipt of such payment and pay over such sum promptly upon the Company’s request.

7.2	The Company shall pay such amount to the Director as shall after the payment of any tax thereon leave the Director with sufficient funds to meet any Liability to which this Deed applies. For the avoidance of doubt, when calculating the amount of any such tax the amount of any tax deductions, credits or reliefs which are or may be available to the Director in respect of the relevant payment under this Deed received by the Director or any payment made by the Director to a third party in respect of (or in or towards the discharge of) the relevant Liability is to be taken into account. In the event that any amount is paid to the Director under this Deed but a tax deduction, credit or relief is (or becomes) available to the Director in respect of the relevant payment under this Deed, or in respect of any payment made by the Director to a third party in respect of the relevant Liability, which was not taken into account in calculating the amount payable in respect of the relevant payment under this Deed, the Director shall make a payment to the Company of such an amount as is equal to the benefit of such deduction, credit or relief which was not taken into account.

8.	NOTICES

8.1	A notice (including any approval, consent or other communication) given in connection with this Deed and the documents referred to in it must be in writing and must be given by one of the following methods:

8.1.1	by hand (including by courier or process server) to the address of the addressee;

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8.1.2	by pre-paid recorded delivery, or airmail if posted to or from a place outside the United Kingdom, to the address of the addressee; or

8.1.3	by email to the electronic address of the addressee,

being the address which is specified in clause 8.2 in relation to the Party or Parties to whom the notice is addressed, and marked for the attention of the person so specified, or to such other address, or marked for the attention of such other person, as the relevant Party may from time to time specify by notice given to all of the other Parties in accordance with this clause.

8.2	The relevant address, facsimile number and specified details for each of the Parties at the date of this Deed is as follows:

Company
Address:	27 Old Gloucester Street, London, WC1N 3AX, United Kingdom
Attention: Company Secretary
Email:	companysecretary@selina.com

Director
Address:	Ha-Rav Friedman Street 26, Tel Aviv-Yafo, 6230326, Israel
Email:	daniel@selina.com

8.3	Subject to clause 8.4, a notice is deemed to be received:

8.3.1	in the case of a notice given by hand (including by courier or process server), at the time when the notice is left at the relevant address;

8.3.2	in the case of a notice given by posted letter, on the second day after posting; and

8.3.3	in the case of a notice sent by email, at the time of the transmission, unless the sender receives an automated message that the email has not been delivered.

8.4	A notice received or deemed to be received on a day which is not a Business Day in the place of receipt, or after 5:00pm on any Business Day in the place of receipt, shall be deemed to have been received on the next following Business Day in the place of receipt (and for the purposes of this clause a Business Day in the place of receipt shall mean a day (other than a Saturday or Sunday) on which banks are open for general business in that place).

9.	GENERAL

Assignment

9.1	Neither Party may:

9.1.1	assign, transfer, mortgage, charge, hold on trust or otherwise dispose (in any manner whatsoever) of the benefit of this Deed; or

9.1.2	subcontract or delegate in any manner whatsoever its performance under this Deed.

9.2	Any such purported action in contravention of this clause shall be ineffective.

Severance

9.3	If any provision or part of any provision of this Deed is or becomes invalid or unenforceable in any respect under the law of any relevant jurisdiction, such invalidity or unenforceability shall not affect:

9.3.1	the validity or enforceability in that jurisdiction of any other provision of this Deed; or

9.3.2	the validity or enforceability under the law of any other jurisdiction of that or any other provision of this Deed.

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9.4	If any provision of this Deed is or becomes invalid or unenforceable in any respect under the law of any jurisdiction, but would be valid and enforceable if some part of the provision were deleted or modified, the provision in question shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

Conflicts

9.5	In so far as the provisions of this Deed conflict with any of the provisions of any Applicable Law, the provisions of the Applicable Law shall take precedence.

Variation and waiver

9.6	No variation of this Deed shall be effective unless it is in writing (which for this purpose, does not include email) and signed by or on behalf of each of the Parties. The expression “variation” includes any variation, supplement, deletion or replacement, however effective.

9.7	No waiver of any right or remedy under this Deed or provided by law shall be effective unless it is in writing and signed by the Party granting it.

9.8	The failure to exercise, or delay in exercising, any right or remedy under this Deed or provided by law shall not:

9.8.1	constitute a waiver of that right or remedy;

9.8.2	restrict any further exercise of that right or remedy;

9.8.3	affect any other rights or remedies.

9.9	A single or partial exercise of any right or remedy shall not prevent any further or other exercise of that right or remedy or the exercise of any other right or remedy.

Termination

9.10	Subject to clause 9.11, this Deed shall terminate automatically if:

9.10.1	the Director ceases to be a director of the relevant Group Company; or

9.10.2	pursuant to applicable law and regulation or the Company’s Articles of Association or the relevant Group Company’s constituent documents, the director is temporarily or permanently prohibited from acting as a director of that company.

9.11	The rights and obligations under this Deed shall cease upon its termination, except that (i) clause 2 and 3 shall survive Claims brought within six (6) years after termination of this Deed and (ii) all claims and liabilities that have arisen under this Deed prior to the date of termination shall survive such termination. Notwithstanding the foregoing, all rights of the Director under this Deed shall cease upon termination of this Deed in relation to any Claim arising from the fraud or dishonesty of the Director (as determined in accordance with clause 4.1.5(B)) or from circumstances that led to the Lawful Summary Termination of the Director.

No modification

9.12	This Deed does not modify or waive any of the duties which the Director owes as an employee, officer or director as a matter of law or under the rules of any relevant stock exchange or other regulatory body.

Third party rights

9.13	Other than the rights of Group Companies pursuant to clause 6, no term of this Deed is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Deed.

9.14	This Deed and any term of this Deed may be amended or waived or rescinded without the consent of any person who is not a party to this Deed.

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Entire agreement

9.15	This Deed constitutes the entirety of any indemnity and funding obligation given by the Company to the Director. It supersedes and expressly terminates with immediate effect all prior arrangements between the Company and the Director whether written or oral which in any way purport to indemnify him or her in his or her capacity as a director of the Company or any other Group Company.

No set off

9.16	The Parties shall pay all amounts due under this Deed in full without any set-off or counterclaim whatsoever and without any deduction or withholding, except as expressly provided in this Deed or to the extent required by any Applicable Law.

Counterparts

9.17	This Deed may be executed in any number of counterparts and by each Party on separate counterparts. Each counterpart shall be an original, but all the counterparts shall together constitute one and the same instrument.

Governing Law and Jurisdiction

9.18	This Deed and any dispute or claim arising out of or in connection with it or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims) shall be governed by and construed in accordance with English law.

9.19	Each Party irrevocably agrees for the benefit of the Company that the Courts of England shall have exclusive jurisdiction in relation to any dispute or claim arising out of or in connection with this Deed or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims).

9.20	Each Party irrevocably waives any right that it may have to object to an action being brought in those Courts, to claim that the action has been brought in an inconvenient forum, or to claim that those Courts do not have jurisdiction.

[Signatures appear on the following page]

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This Deed has been executed as a seed and is delivered on the date shown above.

Executed as a deed by	/s/ RAFAEL MUSERI
Selina Hospitality PLC	(Signature of director)
acting by Rafael Museri, a director, and
Jonathon Grech, its secretary

/s/ JONATHON GRECH
(Signature of secretary)

Executed as a deed by	/s/ DANIEL RUDASEVSKI
Daniel Rudasevski	(Signature)
in the presence of:

Name of witness:
Moshe Koleno

Address of witness:

Signature of witness:

/s/ MOSHE KOLENO

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